UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2025 (Report No. 4)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

CONTENTS

On December 17, 2025, IceCure Medical Ltd. (the “Company”) issued a press release titled  “IceCure Expected to Report Record Fourth Quarter Sales in North America Driven by Recent FDA Clearance of ProSense® Cryoablation for Low-Risk Breast Cancer,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The press release attached herewith as Exhibit 99.1 (excluding the second and third paragraphs thereof) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-258660, 333-267272 and 333-290046) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated December 17, 2025 titled “IceCure Expected to Report Record Fourth Quarter Sales in North America Driven by Recent FDA Clearance of ProSense® Cryoablation for Low-Risk Breast Cancer ”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: December 17, 2025	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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